August 2008 Filed pursuant to Rule 433 dated July 24, 2008 relating to Preliminary Pricing Supplement No. 717 dated July 24, 2008 to Registration Statement No. 333-131266
STRUCTURED INVESTMENTS
Opportunities in Currencies
95% Protected Currency-Linked Notes due May 31, 2011
Based on the Performance of the U.S. dollar Relative to the Eurozone euro (Bullish dollar/Bearish euro)

Protected currency-linked notes offer investors the opportunity to receive at maturity an amount of cash that may be more or less than the stated principal amount based on the performance of an individual currency or a basket of currencies relative to another currency.  For these protected currency-linked notes, the payment at maturity will be greater than the $1,000 stated principal amount per note if the U.S. dollar strengthens relative to the Eurozone euro and less than the $1,000 stated principal amount per note if the U.S. dollar weakens relative to the Eurozone euro, subject to the minimum payment at maturity.  Unlike ordinary debt securities, protected currency-linked notes do not pay interest and only guarantee a return of 95% of principal at maturity.
SUMMARY TERMS
Issuer:	Morgan Stanley
Aggregate principal amount:	$
Issue price:	$1,000 per note (see “Commissions and Issue Price” below)
Stated principal amount:	$1,000 per note
Pricing date:	August , 2008
Original issue date:	August , 2008 (5 business days after the pricing date)
Maturity date:	May 31, 2011
Interest:	None
Payment at maturity:
If the U.S. dollar appreciates relative to the euro (i.e. final exchange rate is less than initial exchange rate),
$1,000 + enhanced supplemental payment
If the U.S. dollar depreciates or does not appreciate relative to the euro (i.e. final exchange rate is greater than or equal to initial exchange rate),
$1,000 – payment reduction amount
This amount will be less than the stated principal amount of $1,000.  However, under no circumstances will the notes pay less than the minimum payment at maturity of $950 per note.

Enhanced supplemental payment:
Leverage factor:	140% to 170%. The actual leverage factor will be determined on the pricing date.
Payment reduction amount:
Minimum payment at maturity:	$950 (95% of the stated principal amount)
Initial exchange rate:	The exchange rate on the pricing date
Final exchange rate:	The exchange rate on the valuation date
Exchange rate:	On any day, the U.S. dollar/Eurozone euro exchange rate (expressed as the number of U.S. dollars per one Eurozone euro) as determined by reference to the reference source on such day.
Reference source:	Reuters page “WMRSPOT05”
Valuation date:	May 20, 2011
CUSIP:	617482AM6
Listing:	The notes will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. Incorporated
Commissions and Issue Price:	Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Company
Per Note	100%	2%	98%
Total	$	$	$
(1)
The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of notes purchased by that investor.  The lowest price payable by an investor is $992.50 per note.  Please see “Syndicate Information” on page 6 for further details.

(2)
For additional information, see “Supplemental Information Concerning Plan of Distribution” in the accompanying preliminary pricing supplement and “Plan of Distribution” in the accompanying prospectus supplement.

You should read this document together with the preliminary pricing supplement describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below, before you decide to invest.

Preliminary Pricing Supplement No. 717 dated July 24, 2008

Amendment No. 1 to Prospectus Supplement dated July 24, 2007                                                Prospectus dated January 25, 2006

HThe issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

FWP: MSPRB0707001

95% Protected Currency-Linked Notes due May 31, 2011
Based on the Performance of the U.S. dollar Relative to the Eurozone euro (Bullish dollar / Bearish euro)

Investment Overview

The 95% Protected Currency-Linked Notes due May 31, 2011, Based on the Performance of the U.S. dollar Relative to the Eurozone euro (the “notes”), provide investors with an opportunity to gain enhanced upside exposure to the appreciation of the U.S. dollar (the “dollar”) relative to the Eurozone euro (the “euro”), while maintaining 1:1 downside exposure to any depreciation of the dollar relative to the euro, subject to the minimum payment at maturity of $950.

If, at maturity, the dollar has appreciated relative to the euro, the investment will return par plus 140% to 170% of the percentage appreciation of the dollar (e.g. a 10% appreciation will return par plus an additional 14% to 17% return, or $140 to $170).  The actual leverage factor will be determined on the pricing date.

If, at maturity, the dollar has weakened relative to the euro, the payment at maturity per note will be an amount that is less than the $1,000 principal amount of notes by an amount proportionate to the depreciation of the dollar relative to the euro, subject to the minimum payment at maturity.  There will be no interest payments on the notes.

Maturity:	2.75 years
Leverage factor:	140% to 170%
Minimum payment at maturity:	$950 (95% protection of principal)

How Do Currency Exchange Rates Work?

▪	Exchange rates reflect the amount of one currency that can be exchanged for a unit of another currency.

▪	The dollar/euro exchange rate is expressed as the number of U.S. dollars per one Eurozone euro.

▪
A decrease in the exchange rate means that the dollar has appreciated / strengthened relative to the euro.  This means that it takes fewer dollars to purchase one (1) euro on the valuation date than it did on the pricing date.  For example, the following illustrates an instance where the dollar has strengthened relative to the euro so that it takes 10% fewer dollars to purchase one euro:

Pricing date = 1.5 dollars / 1 euro and Valuation date = 1.35 dollars / 1 euro

▪
Conversely, an increase in the exchange rate means that the dollar has depreciated / weakened relative to the euro.  This means that it takes more dollars to purchase one (1) euro on the valuation date than it did on the pricing date.  For example, the following illustrates an instance where the dollar has weakened relative to the euro so that it takes 10% more dollars to purchase one euro:

Pricing date = 1.5 dollars / 1 euro and Valuation date = 1.65 dollars / 1 euro

Exchange rates used in the examples above are hypothetical and do not reflect the actual dollar/euro exchange rate.

August 2008	Page 2

95% Protected Currency-Linked Notes due May 31, 2011
Based on the Performance of the U.S. dollar Relative to the Eurozone euro (Bullish dollar / Bearish euro)

Key Benefits

Exposure to currencies is a component of portfolio diversification.  Investors who believe that the dollar may strengthen relative to the euro, or those concerned about the risks associated with investing directly in currencies can use the notes to gain enhanced exposure to the appreciation of the dollar relative to the euro while maintaining 1:1 downside exposure to any depreciation of the dollar relative to the euro, subject to the minimum payment at maturity.  If held to maturity, the notes will pay at least the minimum payment at maturity of $950 for each $1,000 principal amount of notes.

Access	▪ Enhanced exposure to the dollar relative to the euro ▪ Portfolio diversification from traditional fixed income / equity investments
Leveraged Performance	▪ 140% to 170% participation in any appreciation of the dollar relative to the euro
Partial Principal Protection	▪ 95% protection of principal

Summary of Selected Key Risks (see page 9)

▪	The minimum payment at maturity provides only 95% protection of principal. You will lose money on your investment if the dollar weakens / depreciates relative to the euro over the term of the notes.

▪	No interest payments

▪	Currency exchange risk

▪	Government intervention could materially and adversely affect the value of the notes.

▪	Many unpredictable factors will affect the value of the notes.

▪	Even though currencies trade around-the-clock, the notes will not.

▪	The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.

▪	Economic interests of the calculation agent may be potentially adverse to the investors.

▪	Credit risk to Morgan Stanley

▪
The notes will not be listed on any securities exchange.  Secondary trading may be limited and you could receive less, and possibly significantly less, than par if you try to sell your notes prior to maturity.

▪	Hedging and trading activity by affiliates of the issuer could adversely affect the exchange rate.

August 2008	Page 3

95% Protected Currency-Linked Notes due May 31, 2011
Based on the Performance of the U.S. dollar Relative to the Eurozone euro (Bullish dollar / Bearish euro)

Fact Sheet

The notes offered are senior unsecured obligations of Morgan Stanley, will pay no interest, provide for a minimum payment at maturity of only 95% of principal and have the terms described in the accompanying preliminary pricing supplement, prospectus supplement and prospectus.  At maturity, an investor will receive for each stated principal amount of notes that the investor holds, an amount in cash that may be more or less than the stated principal amount based on whether the dollar has strengthened or weakened relative to the euro from the pricing date to the valuation date.  The notes are senior notes issued as part of Morgan Stanley’s Series F Global Medium-Term Notes program.
Expected Key Dates
Pricing Date:	Original Issue Date (Settlement Date):	Maturity Date:
August , 2008	August , 2008 (5 business days after the pricing date)	May 31, 2011
Key Terms
Issuer:	Morgan Stanley
Aggregate principal amount:	$
Issue price:	$1,000 per note (see “Syndicate Information” on page 6)
Stated principal amount:	$1,000 per note
Interest:	None
Denominations:	$1,000 per note and integral multiples thereof
Payment at maturity:
If the U.S. dollar appreciates relative to the euro (i.e. the final exchange rate is less than the initial exchange rate),
$1,000 + enhanced supplemental payment
If the U.S. dollar depreciates or does not appreciate relative to the euro (i.e. the final exchange rate is greater than or equal to the initial exchange rate),
$1,000 – payment reduction amount.
This amount will be less than the stated principal amount of $1,000.  However, under no circumstances will the notes pay less than the minimum payment at maturity of $950 per note.

Enhanced supplemental payment:
Leverage factor:	140% to 170%. The actual leverage factor will be determined on the pricing date.
Payment reduction amount:
Minimum payment at maturity:	$950 (95% of the stated principal amount)
Initial exchange rate:	The exchange rate on the pricing date
Final exchange rate:	The exchange rate on the valuation date
Exchange rate:	On any day, the U.S. dollar/Eurozone euro exchange rate (expressed as the number of U.S. dollars per one Eurozone euro) as determined by reference to the reference source on such day
Reference source:	Reuters page “WMRSPOT05”
Valuation date:	May 20, 2011
Risk factors:	Please see “Risk Factors” on page 9.

August 2008	Page 4

95% Protected Currency-Linked Notes due May 31, 2011
Based on the Performance of the U.S. dollar Relative to the Eurozone euro (Bullish dollar / Bearish euro)

General Information
Listing:	The notes will not be listed on any securities exchange.
CUSIP:	617482AM6
Tax considerations:
Although the matter is not free from doubt, the notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying preliminary pricing supplement called “United States Federal Income Taxation.”  Under this treatment, if you are a U.S. taxable investor, you will generally be subject to annual income tax based on the “comparable yield” (as defined in the accompanying prospectus supplement) of the notes, even though no interest will be paid on the notes.  In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the notes generally will be treated as ordinary income.  If the notes were priced on July 15, 2008, the “comparable yield” would be a rate of 5.5527% per annum, compounded semi-annually; however, the final comparable yield will be determined on the pricing date and may be different from the comparable yield set forth above.  Based on the comparable yield set forth above, the “projected payment schedule” for a note (assuming an issue price of $1,000) consists of a projected amount equal to $1,162.8854 due at maturity.  The actual comparable yield and the projected payment schedule of the notes will be updated in the final pricing supplement.  You should read the discussion under “United States Federal Income Taxation” in the accompanying preliminary pricing supplement concerning the U.S. federal income tax consequences of investing in the notes.

The following table states the amount of original issue discount (“OID”) (without taking into account any adjustments to reflect the difference, if any, between the actual and the projected amount of any contingent payments on the notes) that will be deemed to have accrued with respect to a note for each accrual period (assuming a day count convention of 30 days per month and 360 days per year), based upon the comparable yield set forth above.

ACCRUAL PERIOD	OID DEEMED TO ACCRUE DURING ACCRUAL PERIOD (PER NOTE)	TOTAL OID DEEMED TO HAVE ACCRUED FROM ORIGINAL ISSUE DATE (PER NOTE) AS OF END OF ACCRUAL PERIOD
Original Issue Date through December 31, 2008	$18.6632	$18.6632
January 1, 2009 through June 30, 2009	$28.2817	$46.9449
July 1, 2009 through December 31, 2009	$29.0669	$76.0118
January 1, 2010 through June 30, 2010	$29.8739	$105.8857
July 1, 2010 through December 31, 2010	$30.7033	$136.5890
January 1, 2011 through the Maturity Date	$26.2964	$162.8854

The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of U.S. Holders’ accruals of OID and adjustments in respect of the notes, and we make no representation regarding the actual amounts of payments that will be made on a note.

If you are a non-U.S. investor, please also read the section of the accompanying preliminary pricing supplement called “United States Federal Income Taxation — Tax Consequences to Non-U.S. Holders.”
You should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Trustee:	The Bank of New York Mellon (as successor trustee to JPMorgan Chase Bank, N.A.)
Agent:	Morgan Stanley & Co. Incorporated
Calculation agent:	Morgan Stanley Capital Services Inc.
Payment currency:	U.S. dollar
Use of proceeds and hedging:
The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the notes through one or more of our subsidiaries.
On or prior to the pricing date, we, through our subsidiaries or others, expect to hedge our anticipated exposure in connection with the notes by taking short positions in forwards and options contracts on the euro or positions in any other available currencies or instruments that we may wish to use in connection with such hedging.  Such purchase activity could affect the dollar/euro exchange rate, and, therefore, the dollar/euro exchange rate that must prevail on the valuation date before you would receive at maturity a payment that exceeds the principal amount of the notes.  For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the accompanying preliminary pricing supplement.

ERISA:	See “Benefit Plan Investor Considerations” in the accompanying preliminary pricing supplement.
Contact:
Morgan Stanley clients may contact their local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776).  All other clients may contact their local brokerage representative.  Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

August 2008	Page 5

95% Protected Currency-Linked Notes due May 31, 2011
Based on the Performance of the U.S. dollar Relative to the Eurozone euro (Bullish dollar / Bearish euro)

Syndicate Information
Issue price of the notes	Selling concession	Principal amount of notes for any single investor
$1,000	2.0000%	<$999K
$996.25	1.6250%	$1MM-$2.99MM
$994.375	1.4375%	$3MM-$4.99MM
$992.50	1.2500%	>$5MM

Selling concessions allowed to dealers in connection with the offering may be reclaimed by the agent, if, within 30 days of the offering, the agent repurchases the notes distributed by such dealers.

This offering summary represents a summary of the terms and conditions of the notes.  We encourage you to read the accompanying preliminary pricing supplement, prospectus supplement and prospectus related to this offering, which can be accessed via the hyperlinks on the front page of this document.

August 2008	Page 6

95% Protected Currency-Linked Notes due May 31, 2011
Based on the Performance of the U.S. dollar Relative to the Eurozone euro (Bullish dollar / Bearish euro)

How the Notes Work

Payoff Diagram

The payoff diagram below illustrates the payment at maturity on the notes based on the following terms:

Stated principal amount:	$1,000
Hypothetical leverage factor:	155%
Minimum payment at maturity:	$950 (95% of the stated principal amount)

Payoff Diagram

How it works

In this example:

▪
If the final exchange rate is less than the initial exchange rate, meaning the dollar has strengthened/appreciated relative to the euro, then investors receive the $1,000 stated principal amount plus a return based on 155% (the hypothetical leverage factor) of the percentage change in the dollar relative to the euro over the term of the notes.

▪
If the final exchange rate is greater than the initial exchange rate, meaning the dollar has weakened/depreciated relative to the euro, investors would receive an amount less than or equal to the $1,000 stated principal amount, based on a 1% loss of principal for each 1% change in the dollar relative to the euro, subject to the minimum payment at maturity of $950.

August 2008	Page 7

95% Protected Currency-Linked Notes due May 31, 2011
Based on the Performance of the U.S. dollar Relative to the Eurozone euro (Bullish dollar / Bearish euro)

Payment at Maturity

At maturity, investors will receive for each $1,000 stated principal amount of notes that they hold an amount in cash based upon whether the dollar strengthens or weakens relative to the euro, determined as follows:

If the final exchange rate is less than the initial exchange rate, which means the dollar has strengthened relative to the euro, investors will receive for each $1,000 stated principal amount of notes that they hold a payment at maturity equal to:

$1,000    +    enhanced supplemental payment,

where,

If the final exchange rate is greater than or equal to the initial exchange rate, which means the dollar has weakened or has not appreciated relative to the euro, investors will receive for each $1,000 stated principal amount of notes that they hold a payment at maturity equal to:

$1,000    –    payment reduction amount,

subject to a minimum payment at maturity of $950, or 95% of the stated principal amount of $1,000 for each note,

where,

Because the payment reduction amount will be subtracted from the $1,000 par amount and will be greater than or equal to $0, the payment at maturity in this case will be less than or equal to $1,000, subject to the minimum payment at maturity of $950.

August 2008	Page 8

95% Protected Currency-Linked Notes due May 31, 2011
Based on the Performance of the U.S. dollar Relative to the Eurozone euro (Bullish dollar / Bearish euro)

Risk Factors

The notes are financial instruments that are suitable only for investors who are capable of understanding the complexities and risks specific to the notes.  Accordingly, you should consult with your own financial and legal advisors as to the risks entailed by an investment in the notes and the suitability of such notes in light of your particular circumstances.  The notes are not secured debt and investing in the notes is not equivalent to directly taking a long position with respect to the dollar relative to the euro.

The following is a non-exhaustive list of certain key considerations for investors in the notes.  For a complete list of considerations and risk factors, please see the accompanying preliminary pricing supplement.  You should carefully consider whether the notes are suited to your particular circumstances before you decide to purchase them.

▪
The notes do not pay interest and provide a minimum payment at maturity of only 95% of principal.  The terms of the notes differ from those of ordinary debt securities in that the notes do not pay interest and guarantee only a minimum payment of 95% of the principal amount at maturity.  If the final exchange rate is greater than the initial exchange rate, which means the dollar has weakened relative to the euro, the payout at maturity will be an amount in cash that is less than the $1,000 issue price of each notes by an amount proportionate to the increase in the exchange rate, subject to the minimum payment at maturity of $950.

▪
Currency exchange risk. Fluctuations in the dollar/euro exchange rate will affect the value of the notes.  The exchange rate between the dollar and the euro is the result of the supply of, and the demand for, the dollar and the euro.  Changes in the exchange rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the United States and the Eurozone.  Of particular importance to potential currency exchange risk are: (i) rates of inflation; (ii) interest rate levels; (iii) balance of payments; and (iv) the extent of governmental surpluses or deficits in the member states of the Eurozone and the U.S.  All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the European Union, the governments of the countries constituting the Eurozone and the United States. and other countries important to international trade and finance.

▪
Government intervention could materially and adversely affect the value of the notes.  Foreign exchange rates can be fixed by the sovereign governments or monetary authorities, allowed to float within a range of exchange rates set by the governments or monetary authorities, or left to float freely.  Governments or monetary authorities, including those of the member states of the Eurozone, the Eurozone itself or the United States, may use a variety of techniques, such as intervention by their central banks or imposition of regulatory controls or taxes, to affect the dollar/euro exchange rate.  They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency.  Thus, a special risk in purchasing the notes is that their trading value and amount payable could be affected by the actions of sovereign governments or monetary authorities, fluctuations in response to other market forces and the movement of currencies across borders.

▪
The notes will not be listed and secondary trading may be limited. The notes will not be listed on any securities exchange and there may be little or no secondary market.  Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the notes easily or at a price that you desire.  Morgan Stanley currently intends to act as a market maker for the notes but is not required to do so.

▪
Many unpredictable factors will affect the value of the notes.  These include: (i) exchange rate; (ii) interest rate levels; (iii) volatility of the exchange rate; (iv) geopolitical conditions and economic, financial; regulatory, political, judicial or other events that affect foreign exchange markets; (v) the time remaining to the maturity; (vi) availability of comparable instruments; (vii) intervention by the governments or monetary authorities of the United States or the Eurozone; and (viii) the issuer’s creditworthiness.  In addition, currency markets are subject to temporary distortions or other disruptions due to various factors, including lack of liquidity, participation of speculators and government regulation and intervention.  As a result, the market value of the notes will vary and sale of the notes prior to maturity may result in a loss.

August 2008	Page 9

95% Protected Currency-Linked Notes due May 31, 2011
Based on the Performance of the U.S. dollar Relative to the Eurozone euro (Bullish dollar / Bearish euro)

▪
Even though currencies trade around-the-clock, the notes will not. Because the inter-bank market in foreign currencies is a global, around-the-clock market, the hours of trading for the notes, if any, will not conform to the hours during which the dollar and the euro are traded.  Consequently, significant price and rate movements may take place in the foreign exchange market that will not be reflected immediately in the price of the notes.  Additionally, there is no systematic reporting of last-sale information for foreign currencies which, combined with the limited availability of quotations to individual investors, may make it difficult for many investors to obtain timely and accurate data regarding the state of the foreign exchange market.

▪
The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which Morgan Stanley is willing to purchase the notes in secondary market transactions will likely be lower than the original issue price, since the original issue price will include, and secondary market prices are likely to exclude, commissions paid with respect to the notes as well as the projected profit included in the cost of hedging its obligations under the notes.  In addition, any such prices may differ from values determined by pricing models used by Morgan Stanley as a result of dealer discounts, mark-ups or other transaction costs.

▪
Economic interests of the calculation agent may be potentially adverse to the investors. The calculation agent is an affiliate of the issuer.  Any determinations made by the calculation agent may affect the payment to you at maturity.

▪
Issuer’s credit ratings may affect the market value of the notes. Investors are subject to the credit risk of the issuer.  Any decline in the issuer’s credit ratings may affect the market value of the notes.

▪
Secondary trading may be limited. The notes will not be listed on any securities exchange and there may be little or no secondary market.  Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the notes easily or at a price that you desire.  Morgan Stanley currently intends to act as a market maker for the notes but is not required to do so.

▪
Hedging and trading activity by affiliates of the issuer could adversely affect the dollar/euro exchange rate. Affiliates of the issuer will carry out hedging activities related to the notes (and possibly to other instruments linked to the dollar and/or the euro), including trading in futures, forwards and/or options contracts on the dollar and/or the euro as well as in other instruments related to the dollar and/or the euro.  Affiliates of the issuer also trade the dollar and the euro and other financial instruments related to the dollar and the euro on a regular basis as part of their general broker-dealer, proprietary trading and other businesses.  Any of these hedging or trading activities on or prior to the pricing date could increase the value of the dollar relative to the euro and, therefore, the level of the dollar that must prevail on the valuation date before you would receive a payment at maturity that exceeds the principal amount of the notes.

August 2008	Page 10

95% Protected Currency-Linked Notes due May 31, 2011
Based on the Performance of the U.S. dollar Relative to the Eurozone euro (Bullish dollar / Bearish euro)

Historical Information

The following table sets forth the published high, low and end-of-quarter dollar/euro exchange rates for each quarter in the period from January 1, 2003 through July 21, 2008.  The related graph sets forth the dollar/euro exchange rate (expressed as the number of dollars per one euro) for such period.  We obtained the information in the table and graph below from Bloomberg Financial Markets (“Bloomberg”), without independent verification.  We will not use Bloomberg to determine the initial exchange rate or the final exchange rate.  You cannot predict the future performance of the exchange rate based on its historical performance.

Eurozone euro	High	Low	Period End
2003
First Quarter	1.1054	1.0362	1.0915
Second Quarter	1.1909	1.0695	1.1511
Third Quarter	1.1656	1.0809	1.1656
Fourth Quarter	1.2595	1.1416	1.2595
2004
First Quarter	1.2842	1.2128	1.2316
Second Quarter	1.2365	1.1822	1.2199
Third Quarter	1.2452	1.2011	1.2436
Fourth Quarter	1.3637	1.2285	1.3554
2005
First Quarter	1.3465	1.2757	1.2964
Second Quarter	1.3087	1.2032	1.2108
Third Quarter	1.2542	1.1902	1.2026
Fourth Quarter	1.2179	1.1670	1.1849
2006
First Quarter	1.2307	1.1820	1.2118
Second Quarter	1.2926	1.2092	1.2790
Third Quarter	1.2891	1.2505	1.2674
Fourth Quarter	1.3343	1.2513	1.3199
2007
First Quarter	1.3386	1.2892	1.3354
Second Quarter	1.3651	1.3303	1.3542
Third Quarter	1.4267	1.3426	1.4267
Fourth Quarter	1.4873	1.4048	1.4590
2008
First Quarter	1.5846	1.4455	1.5788
Second Quarter	1.5992	1.5381	1.5755
Third Quarter (through July 21, 2008)	1.5937	1.5670	1.5922

Eurozone euro/U.S. dollar Exchange Rate January 1, 2003 to July 21, 2008 (expressed as U.S. dollars per euro)

August 2008	Page 11